Filed Pursuant to Rule 424(b)(5)

Registration Nos. 333-144805

333-144805-01

333-144805-02

333-144805-03

333-144805-04

Prospectus Supplement to the Prospectus dated August 10, 2007

Offer to Exchange All Outstanding Unregistered

11.75% Sterling-Denominated Senior Secured Notes due 2014

of

GLOBAL CROSSING (UK) FINANCE PLC

This Prospectus Supplement relates to Global Crossing (UK) Finance Plc’s (the “Issuer”) offer to exchange £52,000,000 principal amount of its unregistered 11.75% sterling-denominated Senior Secured Notes due 2014 issued on December 28, 2006 for new registered 11.75% sterling-denominated Senior Secured Notes due 2014.

This Prospectus Supplement contains financial information for the three months and six months ended and as of June 30, 2007. It supersedes the information with respect to the three months ended and as of March 31, 2007 included in the Prospectus dated August 10, 2007 (the “Initial Prospectus”), including the information set forth in “Operating and Financial Review and Prospects—Results of Operations” beginning on page 64 and ending on page 82 of the Initial Prospectus and the financial statements for the three month period ended and as of March 31, 2007 beginning on page B-1 and ending on page B-16 of the Initial Prospectus.

This Prospectus Supplement should be read in connection with our Initial Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Initial Prospectus. References to the Prospectus in the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Client, and the Letter to Broker Dealers, Commercial Banks, Trust Companies and other Nominees delivered to you in connection with the exchange offer on or after August 10, 2007 shall be deemed to be references to the Initial Prospectus as supplemented by this Prospectus Supplement.

The exchange offer has been extended and will expire at 9:00 am London time on September 21, 2007 unless further extended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be issued in the exchange offer or passed upon the adequacy or accuracy of the Original Prospectus as supplemented by this Prospectus Supplement. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in the Initial Prospectus as supplemented by this Prospectus Supplement. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

The date of this Prospectus Supplement is September 11, 2007.

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND SIX MONTHS

ENDED JUNE 30, 2007

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements (unaudited)

(in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2006	2007	2006	2007
Revenue	3	£59,888	£72,843	£118,492	£147,933
Cost of sales		(36,021)	(43,139)	(70,716)	(89,446)

Gross profit		23,867	29,704	47,776	58,487

Distribution costs		(2,454)	(3,872)	(5,226)	(7,593)
Administrative expenses		(14,021)	(20,173)	(27,238)	(37,026)

		(16,475)	(24,045)	(32,464)	(44,619)

Operating profit		7,392	5,659	15,312	13,868
Finance revenue		742	809	1,188	2,088
Finance charges		(1,769)	(6,854)	(7,598)	(15,562)

Profit/(loss) before tax		6,365	(386)	8,902	394
Tax (charge)/benefit	5	—	(645)	2,100	(905)

Profit/(loss) for the period		£6,365	£(1,031)	£11,002	£(511)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2005	£101	£25,151	£1,908	£(231,878)	£(204,718)
Loss on cash flow hedge taken to equity	—	—	(3,203)	—	(3,203)
Transfers to consolidated income statement on cash flow hedge	—	—	(230)	—	(230)
Profit for the period	—	—	—	11,002	11,002
Share-based payment	—	540	—	—	540

At June 30, 2006	£101	£25,691	£(1,525)	£(220,876)	£(196,609)

At December 31, 2006	£101	£25,368	£(2,616)	£(218,427)	£(195,574)
Gain on cash flow hedge taken to equity	—	—	49	—	49
Transfers to consolidated income statement on cash flow hedge	—	—	(25)	—	(25)
Loss for the period	—	—	—	(511)	(511)
Share-based payment	—	1,932	—	—	1,932

At June 30, 2007	£101	£27,300	£(2,592)	£(218,938)	£(194,129)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands)

	December 31, 2006	June 30, 2007
		(unaudited)
Non current assets
Intangible assets, net	£14,241	£13,407
Property, plant and equipment, net	182,556	183,162
Investment in associate	163	199
Retirement benefit asset	922	922
Trade and other receivables (including amounts receivable from related parties of £29,271 and £25,153, respectively)	33,130	29,076
Deferred tax asset	5,262	4,892

	236,274	231,658

Current assets
Inventory	1,112	—
Trade and other receivables (including amounts receivable from related parties of £5,888 and £1,831, respectively)	59,182	59,098
Cash and cash equivalents	40,309	34,494

	100,603	93,592

Total assets	£336,877	£325,250

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,680 and £6,348, respectively)	£(77,581)	£(66,795)
Senior secured notes	—	(1,168)
Deferred revenue	(48,005)	(46,759)
Provisions	(3,266)	(3,714)
Obligations under finance leases	(9,214)	(10,865)
Other debt obligations	(167)	(442)
Derivative financial instrument	(894)	(1,054)

	(139,127)	(130,797)

Non current liabilities
Trade and other payables	(647)	(833)
Senior secured notes	(249,631)	(246,941)
Deferred revenue	(109,765)	(110,549)
Retirement benefit obligation	(2,808)	(2,894)
Provisions	(5,243)	(3,963)
Obligations under finance leases	(23,209)	(21,127)
Other debt obligations	(232)	(695)
Derivative financial instrument	(1,789)	(1,580)

	(393,324)	(388,582)

Total liabilities	(532,451)	(519,379)

Net liabilities	£(195,574)	£(194,129)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,368	27,300
Hedging reserve	(2,616)	(2,592)
Accumulated deficit	(218,427)	(218,938)

Total equity	£(195,574)	£(194,129)

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Six Months Ended June 30,
	2006	2007
Operating activities:
Profit/(loss) for the period	£11,002	£(511)
Adjustments for:
Finance costs, net	6,410	13,474
Income tax (benefit)/charge	(2,100)	905
Depreciation of property, plant and equipment	10,560	17,051
Amortization of intangible assets	538	1,572
Share based payment expense	540	1,932
(Gain)/loss on disposal of property, plant and equipment	(46)	266
Equity income from associate	(159)	(37)
Change in provisions	(937)	(972)
Change in operating working capital	5,315	(10,081)
Change in other assets and liabilities	(2,603)	656

Cash generated from operations	28,520	24,255
Interest paid	(13,115)	(16,870)

Net cash provided by operating activities	£15,405	£7,385

Investing activities:
Interest received	£1,552	£2,380
Purchase of property, plant and equipment	(8,545)	(15,901)
Proceeds from disposal of property, plant and equipment	8	—

Net cash used in investing activities	£(6,985)	£(13,521)

Financing activities:
Loans provided to group companies	£(43,835)	£(2,500)
Loans repaid by group companies	16,114	6,100
Repayment of capital elements under finance leases	(2,531)	(4,053)
Proceeds from debt obligations, net	399	774

Net cash (used in)/provided by financing activities	£(29,853)	£321

Net decrease in cash and cash equivalents	£(21,433)	£(5,815)
Cash and cash equivalents at the beginning of period	44,847	40,309

Cash and cash equivalents at the end of period	£23,414	£34,494

Non cash financing activities:
Capital lease and debt obligations incurred	£980	£5,887

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels: enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited, a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2006 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three and six month period ended June 30, 2007 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2006 annual report on Form 20-F. These consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Reclassifications

Certain amounts in the consolidated balance sheets as of December 31, 2006 have been reclassified to conform to the current period presentation.

Within the consolidated cash flow statement for the six months ended June 30, 2006, the presentation of operating cash flows have been revised to disclose separately the impact of changes in current and non-current assets and liabilities, excluding provisions, to conform to the current period presentation.

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue, expenses and cash flows during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Recently issued accounting pronouncements

During the six months ended June 30, 2007, the International Accounting Standards Board issued the following standards with an effective date after the date of these financial statements:

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

2. Accounting Policies (continued)

International Accounting Standards (IAS)		Effective date

IAS 23	Borrowing costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

International Financial Reporting Interpretations Committee interpretations (IFRIC)		Effective date

IFRIC 13	Customer loyalty programs	July 1, 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits to customers who buy goods or services, specifically how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. Adoption of IFRIC 13 is not expected to materially impact the results of the Company or its operations.

IFRIC 14	Interpretation on IAS 19 - defined benefit assets and minimum funding requirement	January 1, 2008

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. The Company is in the process of assessing how, if at all, adoption of IFRIC 14 will affect its results and operations and any associated disclosure.

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and six months ended June 30, 2006 and 2007 consist of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Provision of telecommunication services	£58,702	£71,444	£116,042	£145,343
Long term indefeasible rights to use (“IRU”) agreements	1,186	1,399	2,450	2,590

Revenue from customers	59,888	72,843	118,492	147,933
Finance revenue	742	809	1,188	2,088

Total revenue	£60,630	£73,652	£119,680	£150,021

The Company operates as one reportable operating segment with revenue derived from two types of third party customers—enterprise and carrier customers located primarily within the UK—and other companies in the GC Group. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

3. Revenue (continued)

The following represents a summary of revenue by type of customer:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Enterprise	£54,370	£60,354	£108,122	£123,855
Carrier data	3,899	11,097	8,011	21,193

	58,269	71,451	116,133	145,048
Carrier voice	1,494	1,267	2,109	2,635

Revenue from third party customers	59,763	72,718	118,242	147,683
Revenue from other Group Companies	125	125	250	250

Revenue from customers	£59,888	£72,843	£118,492	£147,933

In the consolidated financial statements and related notes included within the Company’s quarterly report for the three and six months ended June 30, 2006 on Form 6-K, revenue from other companies in the GC Group was included within carrier data revenue, and not separately identified.

4. Business combinations

On December 28, 2006, the Company acquired Fibernet Group Limited and its wholly owned subsidiaries as at that date (“Fibernet”) from another company in the GC Group. Fibernet is a provider of specialist telecommunications services to large enterprises and other telecommunications and internet service companies located in the UK.

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Fibernet and the issuance of the 11.75% pounds sterling-denominated senior secured notes, issued on December 28, 2006 to finance the acquisition, had occurred at January 1, 2006:

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
	(in thousands)	(in thousands)
Revenue	£69,786	£138,361
Profit for the period	£3,826	£6,021

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

5. Taxation

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Current income tax:
Current income tax charge	£—	£(275)	£—	£(535)
Deferred income tax:
Relating to origination and reversal of temporary differences	—	(20)	2,100	—
Effect of decreased tax rate	—	(350)	—	(370)

Income tax (charge)/benefit	£—	£(645)	£2,100	£(905)

The current tax charges of £0.3 million and £0.5 million for the three and six months ended June 30, 2007, respectively, relate to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see Note 7).

The UK Government recently proposed a reduction in the UK corporation tax rate from 30% to 28% with effect from April 1, 2008. The measure was substantively enacted on June 26, 2007 and fully enacted on July 19, 2007, The effect of the reduction to the tax rate will be to decrease the future value of the Company’s recognized and unrecognized deferred tax assets by £0.4 million and £6.2 million, respectively.

6. Restructuring

The table below details the movements in the restructuring reserve for the six months ended June 30, 2007.

	Employee separations	Facility closings	Total
	(in thousands)
Balance at December 31, 2006	£396	£7,310	£7,706
Arising during the period	1,453	—	1,453
Reversal of unused amounts	—	(765)	(765)
Adjustment from unwinding of discount	—	119	119
Utilized in the period	(309)	(1,352)	(1,661)

Balance at June 30, 2007	£1,540	£5,312	£6,852

Restructuring

Restructuring charges are included in administrative expenses in the consolidated income statement.

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £31.6 million as of June 30, 2007), offset by the discounted anticipated receipts from existing and future third-party subleases. As of June 30, 2007, anticipated third-party sublease receipts were £26.3 million, representing £20.6 million from subleases already entered into and £5.7 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

6. Restructuring (continued)

On April 12, 2007 the Company approved plans to restructure a further Fibernet facility lease agreement. No provision has been recorded in relation to the restructuring of this facility lease agreement in the three and six months ended June 30, 2007, as no constructive or legal obligation to vacate the property (the “Fibernet Facility”) existed at the balance sheet date. The Company anticipates vacating the Fibernet Facility by the end of the third quarter of 2007 and will record a provision at that time.

2007 Restructuring Plan

On May 10, 2007, GCL implemented initiatives to generate operational savings which included organizational realignment and functional consolidation resulting in the involuntary separation of approximately 39 employees of the Company. As a result of these efforts, during the second quarter of 2007 the Company recorded a charge of £1.5 million for one-time severance and related benefits which are included in administrative expenses in the consolidated income statement. It is expected that all payments will be made by the end of the third quarter of 2007.

2006 Restructuring Plan

In 2006, the Company adopted a restructuring plan following the Fibernet acquisition. This plan provides for the termination of a number of redundant employee positions and the termination or restructuring of certain Fibernet facility lease agreements. It is anticipated that payments pursuant to the 2006 Restructuring Plan will continue throughout 2007.

2003 and Prior Restructuring Plans

As a result of the slowdown in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021. In the first quarter of 2007 the Company recorded a £1.0 million restructuring credit resulting from the Company’s decision to reoccupy a building previously restructured under the 2003 and Prior Restructuring Plans. This building will be reoccupied as a result of the Company’s decision to restructure the Fibernet Facility described above.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

7. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “intercompany credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2006 and June 30, 2007, there were loans of US$50.4 million (equivalent to £25.7 million and £25.2 million as at December 31, 2006 and June 30, 2007, respectively) due from GCE under this credit agreement. The terms of the intercompany credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of GCUK’s Designated Cash Flow, as permitted by and defined in the indenture dated December 23, 2004, between Global Crossing (UK) Finance Plc (a wholly owned subsidiary of the Company) (the “Issuer”), the Company and others and the Bank of New York as Trustee (the “Indenture”), as the Company’s consolidated net income plus non-cash charges minus capital expenditures; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, as defined under the Indenture, and have an effective interest rate of 13.5%, payable quarterly in arrears. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the three months ended June 30, 2006 and 2007, total finance revenue of £0.5 million (being interest income of £0.6, less a foreign exchange loss of £0.1 million) and £0.4 million (being interest income of £0.9 million, less a foreign exchange loss of £0.5 million), respectively, and in the six months ended June 30, 2006 and 2007, £0.5 million (being interest income of £0.6 million, less a foreign exchange loss of £0.1 million) and £1.3 million (being interest income of £1.8 million, less a foreign exchange loss of £0.5 million), respectively, has been recognized in the consolidated income statements in respect of these loans.

On April 11, 2007, the Company’s Board of Directors approved a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the three and six months ended June 30, 2007, total finance revenue of £0.1 million and £0.1 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to other companies in the GC Group as at December 31, 2006 or June 30, 2007.

As of December 31, 2006 and June 30, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group company. For a full description of this loan arrangement see the Company’s 2006 annual report filed on Form 20-F. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the three months ended June 30, 2006 and 2007, total finance revenue of £nil and £0.1 million, respectively, and in the six months ended June 30, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

The Company entered into a formal tax agreement with GCL, effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the three and six months ended June 30, 2006, £nil and £nil, respectively, of the tax losses of other UK based GC group companies available for surrender were utilized by GCUK. During the three and six months ended June 30, 2007, £0.3 and £0.5 million, respectively of the tax losses of other UK based GC group companies available for surrender is utilized by GCUK (see Note 5).

There have been no material changes in the nature of the related party transactions with other companies in the GC Group during the three and six months ended June 30, 2007. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s 2006 annual report on Form 20-F. See Note 3 for further information on revenue from other companies in the GC Group.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

7. Related parties (continued)

The following presents a summary of the total (income for)/cost of related party services included in revenue (1), cost of sales (2) and administrative expenses (3) in the consolidated income statements for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Recognition of deferred revenue (1)	£(125)	£(125)	£(250)	£(250)
Corporate services (3)	2,078	2,632	3,815	5,332
Shared resources (3)	165	—	406	383
Voice termination services (2)	(134)	80	(1,147)	(352)
Leased asset income (2)	(710)	(672)	(1,350)	(1,321)
Other transactions (3)	54	154	94	213

	£1,328	£2,069	£1,568	£4,005

As at December 31, 2006 and June 30, 2007, the related party receivables balances, excluding loans, were £5.9 million and £1.8 million, respectively, and related party payables balances were £6.7 million and £6.3 million, respectively.

8. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s Board of Directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheets, consolidated income statements or consolidated cash flow statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between IFRS and US GAAP applicable to the Company are quantified and described below. A more detailed discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with IFRS from the principles, practices and methods generally accepted in the United States of America is included within the Company’s 2006 annual report on Form 20-F. Other than described in “Restructuring” below, there have been no new material variations between IFRS and US GAAP used in preparing these consolidated financial statements subsequent to the Company’s 2006 annual report on Form 20-F.

Consolidated profit/(loss) and consolidated shareholder’s equity

The effects of the application of US GAAP on the consolidated profit/(loss) are set out below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Profit/(loss) under IFRS	£6,365	£(1,031)	£11,002	£(511)
Push down of fresh start accounting:
Deferred income	(1,141)	(1,133)	(2,282)	(2,269)
Long term IRU agreements	(87)	(87)	(174)	(174)
Restructuring costs	49	(39)	175	56
Pensions	—	—	1	—
Dilapidation provisions	33	(58)	66	(97)
Share-based compensation	(35)	(3)	(189)	(7)
Income taxes	(525)	370	(2,542)	370
Purchase accounting—goodwill	—	—	—	53

Income/(loss) under US GAAP	£4,659	£(1,981)	£6,057	£(2,579)

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

The effects of the application of US GAAP on the consolidated shareholder’s equity are set out below:

	December 31, 2006	June 30, 2007
	(in thousands)
Equity under IFRS	£(195,574)	£(194,129)
Push down of fresh start accounting:
Reset equity	88,076	88,076
Deferred income	(15,531)	(17,800)
Amortization of intangibles	(1,444)	(1,444)
Long term IRU agreements	(1,108)	(1,282)
Restructuring costs	3,925	3,981
Pensions	(5,926)	(5,926)
Dilapidation provisions	380	283
Income taxes	(8,627)	(8,257)
Purchase accounting - restructuring	1,706	1,706
Purchase accounting - goodwill	(1,748)	(1,695)

Equity under US GAAP	£(135,871)	£(136,487)

Consolidated statements of other comprehensive income

The following presents the Company’s consolidated statements of comprehensive income prepared in accordance with US GAAP:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Income/(loss) under US GAAP	£4,659	£(1,981)	£6,057	£(2,579)
Other comprehensive income:
Unrealized (loss)/gain on derivative financial instrument	(2,746)	(249)	(3,433)	24

Comprehensive income/(loss) under US GAAP	£1,913	£(2,230)	£2,624	£(2,555)

There are no material tax effects related to the items included above.

Restructuring

Under IFRS an acquirer, when allocating the cost of a business combination, shall not recognize liabilities for future losses or other costs expected to be incurred as a result of the business combination.

Under US GAAP, restructuring programs related to purchase business combinations are recorded in accordance with Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” which requires costs associated with exit or disposal activities of the acquired company to be recognized as an acquired liability included in the allocation of the acquisition cost. During the first quarter of 2007, an adjustment to the facilities closure liability resulted in an increase of £1.8 million to accrued restructuring costs and a corresponding £1.8 million increase to goodwill relative to our preliminary allocation of the acquisition costs of the Fibernet acquisition.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

Additional US GAAP Disclosures

Share-based compensation

The Company recognized £0.1 million and £1.2 million of non-cash stock related expenses for the three months ended June 30, 2006 and 2007, respectively, and £0.5 million and £1.9 million of non-cash stock related expenses for the six months ended June 30, 2006 and 2007, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

On March 13, 2007, the Board of Directors of GCL approved a grant of awards under a special retention program to substantially all non-sales employees of the GC Group. The program is intended to retain and motivate the Company’s employees. The award granted 125,560 restricted stock units to certain employees of the Company, which vest over a period of either six or twelve months from the date of grant.

In connection with the GC Group’s annual long-term incentive program for 2007, on March 13, 2007, GCL also awarded 9,600 restricted stock units to certain employees of the Company which vest on March 13, 2010 and 11,100 performance share opportunities to employees which vest on December 31, 2009, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee can earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2007 and 2008 earnings, cash use, and adjusted gross margin attributable to the GC Group’s enterprise, carrier data and indirect channel business.

During the six months ended June 30, 2007, the Board of Directors of GCL adopted the 2007 Annual Bonus Program (the “2007 Bonus Program”). The 2007 Bonus Program is an annual bonus applicable to substantially all non-sales employees of the Company, which is intended to retain such employees and to motivate them to help the GC Group achieve its financial goals. Each participant is provided a target award under the 2007 Bonus Program expressed as a percentage of base salary. Actual awards under the 2007 Bonus Program will be paid only if the GC Group achieves specified earnings and cash use goals. Bonus payouts under the 2007 Bonus Program will be made in fully vested shares of common stock of GCL; however the Compensation Committee of the Board of Directors retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee and the Board of Directors of GCL.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

Income taxes

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48. “Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. This interpretation states that an “enterprise shall initially recognize the financial effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination”. “More likely that not” is defined as a likelihood of greater than 50% based on the facts, circumstances and information available at the reporting date.

The total amount of unrecognized tax benefits as of the date of the Company’s adoption of FIN 48 was £nil. There was no impact to the January 1, 2007 accumulated deficit upon adoption of FIN 48. There has been no material change to the total amount of unrecognized tax benefits during the six months ended June 30, 2007.

The Company also recognizes interest accrued related to unrecognized tax benefits and income tax contingencies in interest expense and penalties in income tax expense. The Company had £nil and £nil for the payment of interest and penalties accrued at December 31, 2006 and June 30, 2007, respectively. It is not expected that the amount of unrecognized tax benefits will change significantly in the next 12 months.

As of June 30, 2007, the Company is no longer subject to income tax enquiries by Her Majesty’s Revenue & Customs for the years up to and including 2003.

New Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”), in September 2006. FAS 157 clarifies that the fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. This statement also requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. The provisions of FAS 157 are effective for fiscal periods beginning after November 15, 2007 and are to be applied prospectively. The Company is currently evaluating the impact of adopting FAS 157.

The FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”) in February 2007. FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The provisions of FAS 159 are effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of adopting FAS 159.

In June 2006, the Emerging Issues Task Force (“EITF”) ratified the consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added and some excise taxes. In addition, if such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 was effective for our quarterly reporting period ending March 31, 2007. There was no impact on our financial position and results of operations. The Company’s policy is generally to record taxes within the scope of EITF 06-3 on a net basis.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2006 annual report on Form 20-F.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet and their direct and indirect subsidiaries;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•	“GCL,” “our parent” and “our parent company” are to Global Crossing Limited, our indirect parent company, a company organized under the laws of Bermuda by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•

“GC Finance” and “the Issuer” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owed by GCL;

•	“2006 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 20, 2007;

•

“Initial Notes” are to the 10.75% US dollar denominated senior secured notes and the 11.75% pounds- sterling denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes the Issuer proposes to issue pursuant to the completion of a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“Network Rail” are to the Network Rail Infrastructure Limited, the successor to Railtrack plc, as operator of the UK National Railway infrastructure network; and

•	“UK” are to the United Kingdom.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness and the ability to raise capital through financing activities;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, integration of acquired businesses, revenues from existing and new lines of business and sales of channels, and cash flows including but not limited to those statements set forth below in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified below, the operations and results of our business are subject to general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

•	our dependence of a number of key personnel;

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	our reliance of a limited number of third party suppliers;

•	periodic reviews of our financial condition by certain of our government customers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of our next generation products;

•

the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	our continued development of effective business support systems;

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	our directors may have conflicts of interest because of their ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations; and

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation.

For a more detailed description of many of the these risks and important additional risk factors, see Item 3D, “Key Information—Risk Factors,” in our 2006 annual report on Form 20-F.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary and the principal UK business of GCL.

Customer demand remains strong in both the carrier data and enterprise markets and we continue to win new business. We are seeing strong interest in our IP services; many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition by existing customers and pricing pressures both for new business and renewals of existing customers has caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition.

Second Quarter 2007 Highlights

Revenues for the second quarter of 2007 increased by £12.9 million or 22% to £72.8 million compared with £59.9 million in the second quarter of 2006. This increase was primarily due to the net effect of Fibernet on our consolidated revenues during the second quarter of 2007 (£12.6 million).

During the second quarter of 2007, we substantially completed the integration of our Fibernet acquisition.

During the second quarter of 2007, our net result decreased by £7.4 million to a loss of £1.0 million from a profit of £6.4 million in the second quarter of 2006. This decrease is primarily due to: (i) additional finance charges as a result of interest payable on the Additional Notes issued December 28, 2006 (£1.5 million) and an unfavorable exchange rate movement on the US dollar denominated Senior Secured Notes compared to the second quarter of 2006 (£3.0 million); (ii) restructuring charges relating to employee work force reductions in the second quarter of 2007 (£1.5 million); and (iii) higher staff costs in the second quarter of 2007 (£2.0 million). Going forward we expect to achieve estimated annualized savings of approximately £1.5 million from the restructuring of the business and other attrition.

Two of our principal customer relationships are with OGC buying solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGC buying solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. Our agreement with Camelot will expire in January 2009. We have entered into discussions with Camelot concerning their future requirements for our services but we do not expect to retain the same level of services or revenue from our contract with Camelot.

Regulatory

In January 2007 the Office of Communications (“Ofcom”) issued a determination in relation to a dispute between British Telecommunications plc (“BT”) and Thus plc in relation to payment terms for certain wholesale services. The consequence of the determination was to require BT to amend, with effect from January 1, 2008, the rental terms for the named products in such a way that services are charged monthly in advance rather than quarterly in advance. With immediate effect, until the monthly billing cycle is introduced, the contractual payment terms for the named services have been extended to 60 days from 30 days. In addition, in the second quarter of 2007 we recorded a £0.3 million gain, within cost of sales, relating to an ongoing settlement with BT resulting from early bill payments made to BT in prior periods.

As discussed in our 2006 Annual Report, in February 2007 Ofcom issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June Ofcom commenced a review of BT’s compliance with the EoI initiative. The Company is unable to fully assess the impact on its results or operations at this time but will continue to review the situation.

In March 2007 Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal seeking further reduction to the average charges. However the Company is unable to fully assess the impact on its results or operations at this time but will continue to review the situation.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as adopted by the European Union, the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2006 annual report, as management believes there have been no significant changes regarding our critical accounting policies since our 2006 annual report.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three and six months ended June 30, 2007. See “Relationship with our Parent Company and its Affiliates— Operational Relationships” in our 2006 annual report.

Financial Relationships

We expect that we may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law.

GCL recently initiated a recapitalization plan in which it borrowed $250 million on May 9, 2007 and an additional $100 million on June 2, 2007 under a newly established senior secured loan facility with third party lenders arranged by Goldman Sachs Credit Partners, L.P. and Credit Suisse Securities (USA) LLC (the “GCL Senior Secured Term Loan Facility”). Substantially all Group Companies other than GCUK and GCL subsidiaries doing business in Latin America have guaranteed GCL’s obligations under the GCL Senior Secured Term Loan Facility. In connection with the recapitalization plan, the subsidiary of Singapore Technologies Telemedia Pte. Ltd. that holds 100% of GCL’s convertible notes converted such notes into shares of GCL’s common stock on August 27, 2007. Pursuant to the GCL Senior Secured Term Loan Facility, any future loans from the Company to GCL or any other Group Company that guarantees GCL’s obligations under the GCL Senior Secured Term Loan Facility must be subordinated to the payment obligations under that facility.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “intercompany credit agreement”) with GCE. As at June 30, 2007 there were loans of US$50.4 million (equivalent to £25.2 million as at June 30, 2007) due from GCE under the intercompany credit agreement. The terms of the intercompany credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of GCUK’s Designated Cash Flow, as permitted by and defined in the Indenture as the Company’s consolidated net income plus non-cash charges minus capital expenditure and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, as defined in the Indenture, and have an effective interest rate of 13.5%, payable quarterly in arrears. These loans mature five business days prior to the principal outstanding on the Senior Secured Notes. In the three months ended June 30, 2006 and 2007, total finance revenue of £0.6 million and £1.0 million, respectively, and in the six months ended June 30, 2006 and 2007, total finance revenue of £0.6 million and £1.8 million, respectively has been recognized in the consolidated income statement in respect of the interest on these loans.

On April 11, 2007, the Company approved a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the three and six months ended June 30, 2007, total finance revenue of £0.1 million has been recognized in the consolidated income statement in respect of this loan.

There were no loan balances due to other companies in the GC Group as at June 30, 2007.

As of December 31, 2006 and June 30, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group company. For a full description of this loan arrangement see our 2006 annual report. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the three months ended June 30, 2006 and 2007, total finance revenue of £nil and £0.1 million, respectively, and in the six months ended June 30, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

Results of Operations for the three months ended June 30, 2006 and 2007

The following table summarizes our profit and loss accounts for the three months ended June 30, 2006 and 2007.

	Three Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Revenue	£59,888	£72,843	£12,955	22%
Cost of sales	(36,021)	(43,139)	(7,118)	(20)%

Gross profit	23,867	29,704	5,837	24%

Operating expenses:
Distribution costs	(2,454)	(3,872)	(1,418)	(58)%
Administrative expenses	(14,021)	(20,173)	(6,152)	(44)%

	(16,475)	(24,045)	(7,570)	(46)%

Operating profit	7,392	5,659	(1,733)	(23)%

Finance revenue	742	809	67	(9)%
Finance charges	(1,769)	(6,854)	(5,085)	(287)%
Tax charge	—	(645)	(645)	NM

Profit/(loss) for the period	£6,365	£(1,031)	£(7,396)	NM

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Discussion of all significant variances

Revenue

	Three Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Enterprise	£54,370	£60,354	£5,984	11%
Carrier data	3,899	11,097	7,198	185%

	58,269	71,451	13,182	23%

Carrier voice	1,494	1,267	(227)	(15)%

Revenue from third party customers	59,763	72,718	12,955	22%
Revenue from other group companies	125	125	—	NM

Revenue from customers	£59,888	£72,843	£12,955	22%

NM – zero balances and comparisons from positive to negative numbers are not meaningful

Enterprise revenue increased due to the net effect of Fibernet on our enterprise revenue during the second quarter of 2007 (£6.2 million).

Carrier data revenue increased primarily due to the net effect of Fibernet on our carrier data revenue during the second quarter of 2007 (£6.4 million).

Cost of Sales

	Three Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Cost of access	£19,831	£21,636	£1,805	9%
Customer-specific costs (1)	6,617	8,116	1,499	23%
Depreciation and amortization	5,473	8,843	3,370	62%
Third-party maintenance	4,100	4,544	444	11%

	£36,021	£43,139	£7,118	20%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased due to the inclusion of Fibernet in our results since December 28, 2006 (£3.0 million). This increase is partially offset by cost reductions associated with the effect of migrating newly won customers from third party networks onto our own network in addition to one time items in the second quarter of 2007 (£1.0 million).

The increase in customer-specific costs is primarily due to the inclusion of Fibernet in our results since December 28, 2006.

The increase in depreciation and amortization is primarily due to the inclusion of Fibernet in our results since December 28, 2006.

Distribution Costs

The increase in our distribution costs in the second quarter of 2007 compared with the same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£0.9 million); and (ii) the additional staff costs (£0.5 million) due to (a) a staff motivation and retention program introduced in March 2007, and (b) pay rises effective from the start of the second quarter of 2007. We expect our staff costs included in distribution costs to decrease in the third quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition.

Administrative Expenses

The increase in administrative expenses in the second quarter of 2007 compared with the second quarter of 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£3.0 million); (ii) restructuring charges relating to the employee work force reductions in the second quarter of 2007 (£1.5 million); and (iii) additional staff costs (£1.5 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) a higher headcount in the second quarter of 2007 as compared to the same period in 2006, and (c) pay rises effective from the start of the second quarter of 2007. We expect our staff costs included in administrative expenses to decrease in the third quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition.

Finance Charges

The increase in finance charges in the second quarter of 2007 compared with the second quarter of 2006 was primarily due to (i) interest payable on the Additional Notes in the second quarter of 2007 (£1.5 million); and (ii) a more favorable exchange rate movement on US dollar denominated Senior Secured Notes in the second quarter of 2006 compared with the same period in 2007 (£3.0 million).

Taxation

During the three months ended June 30, 2006 and 2007, we recognized a current year tax charge of £nil and £0.3 million, respectively. The charge in 2007 reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the three months ended June 30, 2006 and 2007, we incurred a deferred tax charge of £nil and £0.3 million, respectively, which reflects the effect on the future value of the company’s recognized deferred tax asset of the UK Government’s recent proposal to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

Results of Operations for the six months ended June 30, 2006 and 2007

The following table summarizes our profit and loss accounts for the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Revenue	£118,492	£147,933	£29,441	25%
Cost of sales	(70,716)	(89,446)	(18,730)	(26)%

Gross profit	47,776	58,487	10,711	22%

Operating expenses:
Distribution costs	(5,226)	(7,593)	(2,367)	(45)%
Administrative expenses	(27,238)	(37,026)	(9,788)	(36)%

	(32,464)	(44,619)	(12,155)	(37)%

Operating profit	15,312	13,868	(1,444)	(9)%

Finance revenue	1,188	2,088	900	(76)%
Finance charges	(7,598)	(15,562)	(7,964)	(105)%
Tax benefit/(charge)	2,100	(905)	(3,005)	NM

Profit/(loss) for the period	£11,002	£(511)	£(11,513)	NM

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Revenue

	Six Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Enterprise	£108,122	£123,855	£15,733	15%
Carrier data	8,011	21,193	13,182	165%

	116,133	145,048	28,915	25%

Carrier voice	2,109	2,635	526	25%

Revenue from third party customers	118,242	147,683	29,441	25%
Revenue from other group companies	250	250	—	NM

Revenue from customers	£118,492	£147,933	£29,441	25%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Enterprise revenue increased due to: (i) the net effect of Fibernet on our enterprise revenue during the first half of 2007 (£12.7 million); (ii) additional equipment sales in 2007 compared with the same period in 2006 (£3.5 million); and (iii) settlement with a certain customer in the first quarter of 2007 (£2.2 million). This is partially offset by the continuing run off of the previously disclosed contract losses.

Carrier data revenue increased primarily due to the net effect of Fibernet on our carrier data revenue during the first half of 2007 (£13.7 million).

Carrier voice revenue increased primarily due to increased sales volume from new and existing customers, including contract novations from an affiliate, GCE.

Cost of Sales

	Six Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Cost of access	£37,861	£44,684	£6,823	18%
Customer-specific costs (1)	13,266	18,244	4,978	38%
Depreciation and amortization	11,024	17,298	6,274	57%
Third-party maintenance	8,565	9,220	655	8%

	£70,716	£89,446	£18,730	26%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£6.0 million); and (ii) additional costs associated with increases in enterprise and carrier voice sales volume (£2.0 million). These increases are partially offset by cost reductions associated with the effect of migrating newly won customers from third party networks onto our own network in addition to one time items in the second quarter of 2007 (£1.0 million).

The increase in customer-specific costs is primarily due to: (i) the inclusion of Fibernet’s result in our results since December 28, 2006 (£1.4 million); and (ii) additional equipment sales in the first half of 2007 compared to the same period in 2006 (£2.5 million).

The increase in depreciation and amortization is primarily due to the inclusion of Fibernet in our results since December 28, 2006 (£5.7 million).

Distribution Costs

The increase in our distribution costs in the first half of 2007 compared with same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£1.9 million); and (ii) additional staff costs (£0.5 million) due to (a) a staff motivation and retention program introduced in March 2007, and (b) pay rises effective from the start of the second quarter of 2007. We expect our staff costs included in distribution costs to decrease in the third quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition.

Administrative Expenses

The increase in administrative expenses in the first half of 2007 compared with the first half of 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£6.0 million); (ii) restructuring charges relating to the employee work force reductions in the second quarter of 2007 (£1.5 million); (iii) additional staff costs (£1.7 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) higher headcount in the second quarter of 2007 as compared to the same period in 2006, and (c) pay rises effective from the start of the second quarter of 2007; and (iv) an increase in our intercompany management fee (comprising costs charged under the corporate services and shared service agreement) in 2007 (£1.5 million). These increases are partially offset by: (i) a restructuring credit in the first quarter of 2007 resulting from the Company’s decision to reoccupy a building previously restructured which is partially offset by changes made to our assumptions relating to other restructured properties (£0.8 million); and (ii) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor (£0.9 million). We expect our staff costs included in administrative expenses to decrease in the third quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition.

Finance Charges

The increase in finance charges in the first half of 2007 compared with the first half of 2006 was primarily due to (i) interest payable on the Additional Notes in 2007 (£3.0 million); and (ii) a more favorable exchange rate movement on US dollar denominated Senior Secured Notes and loans due from other GC Group Companies in the first half of 2006 compared with the same period in 2007 (£4.5 million).

Finance Revenue

The increase in finance revenue in the first half of 2007 compared with the first half of 2006 was primarily due to additional interest receivable in the first half of 2007 compared to the same period in 2006 on intercompany loans with GCE (£0.8 million) and Fibernet Holdings Limited (£0.1 million). See “Relationship with our Parent Company and its Affiliates—Financial Relationships” for more information.

Taxation

During the six months ended June 30, 2007, we recognized a current year tax charge of £0.5 million, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group. During this period we also we incurred a deferred tax charge of £0.4 million which reflects the effect on the future value of the company’s recognized deferred tax asset of the UK Government’s recent proposal to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

During the six months ended June 30, 2006 we recognized a £2.1 million increase in our deferred tax asset as we considered it more likely than not that there will be suitable future profits against which to use the deferred tax asset.

Liquidity and Capital Resources

Financial Condition and Liquidity

At June 30, 2007 our available liquidity consisted of £34.5 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditures, finance charges, and to a lesser extent, working capital requirements. We may, from time to time, upstream cash to our parent and other Group Companies. It will not be possible for us to pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. It is anticipated, therefore, that we will not be in a position to pay dividends for some time, and any funds to be upstreamed to our parent will be by way of intercompany loans. The terms of any intercompany loan made by us to our parent or its subsidiaries will reflect our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture, the GCL Senior Secured Term Loan Facility and the intercompany credit agreement and the requirements of English law.

Within 120 days after each twelve month period ending December 31, 2005, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. We did not make an Annual Repurchase Offer in respect of the 12-month period ended December 31, 2006 as a result of our not meeting the stipulated cash flow requirement to trigger the making of such an offer.

As of June 30, 2007, the Company estimates that it will offer to purchase for cash up to approximately £1.2 million of Notes, as required by the Annual Repurchase Offer, for the twelve months ended December 31, 2007.

Future Sources and Uses of Liquidity

In 2005 we signed an agreement for a £10.0 million finance lease facility, of which £7.6 million had been drawn down as at June 30, 2007. The facility is used to finance the rollout of IP enabled switches to Network Rail and certain other train operating companies.

During the three months ended March 31, 2007, the Company entered into a $5.0 million loan agreement (the “$5 million Loan Agreement”) to provide a loan facility for partial financing of certain purchases of equipment. The $5 million Loan Agreement is available for a period of one year. The $5 million Loan Agreement is subject to an annual interest rate of London Inter-bank Offered Rate (“LIBOR”) plus 6.58%, with a minimum rate of 11.9%. All borrowings are to be repaid by March 28, 2010. At June 30, 2007 the Company had $1.6 million (equivalent to £0.8 million as at June 30, 2007) outstanding related to the $5 million Loan Agreement included within other debt obligations.

On April 11, 2007, the Company approved a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE, pursuant to this commitment, in the amount of US$5.0 million; this loan was repaid in full on June 30, 2007.

For the foreseeable future we expect that operating cash flow will be sufficient to meet our anticipated liquidity requirements including those related to capital expenditures (inclusive of finance leases) and servicing interest payable on the Senior Secured Notes.

Indebtedness

At June 30, 2007, we had £249.2 million of outstanding indebtedness, primarily consisting of £248.1 million of Senior Secured Notes and £1.1 million in respect of other debt obligations. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, in our 2006 annual report, for a description of the Senior Secured Notes. We are in compliance with all covenants in the Indenture.

At June 30, 2007, a total of £32.0 million was outstanding in respect of finance lease obligations.

Cash Flow Activity

The table below shows our net cash flow for the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,
	2006	2007	Change	% Change
	(in thousands)
Net cash provided by operating activities	£15,405	£7,385	£(8,020)	(52%)
Net cash used in investing activities	(6,985)	(13,521)	(6,536)	(94%)
Net cash (used in)/provided by financing activities	(29,853)	321	30,174	NM

Net decrease in cash and cash equivalents	£(21,433)	£(5,815)	£15,618	(73%)

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Net Cash Flow from operating activities

During the six months ended June 30, 2007, net cash provided by operating activities decreased £8.0 million to £7.4 million when compared to the same period in 2006. The decrease is partly due to a reduction in operating working capital partially offset by a change in profits after deducting certain non-cash items. During the six months ended June 30, 2007, net cash used for working capital was £10.1 million. During the six months ended June 30, 2006, net cash provided by working capital was £5.3 million. In addition we incur interest expenditure on our finance leases and Senior Secured Notes. Interest expenditures fluctuate from period to period as additional assets are covered by our finance leases and as the current portion of finance leases expire. During the six months ended June 30, 2006 and 2007 we made total interest payments of £13.1 million and £16.9 million respectively. The increase in interest payments was primarily due to the Additional Notes issued in December 2006.

Net Cash Flow from investing activities

During the six months ended June 30, 2007, capital expenditure increased by £7.4 million to £15.9 million when compared to the same period in 2006. The increase is primarily due to capital expenditure incurred by Fibernet relating to customer installations, and capital expenditure associated with the delivery of the Vodafone network construction contract, during the first half of 2007. This is partially offset by capital expenditure during the first half of 2006 associated with the security accreditation of our Customer Network Operations Centre, the fit out of our London head office and the installation of our SAP enterprise software system.

During the six months ended June 30, 2007, interest received increased by £0.8 million when compared to the same period in 2006. This was primarily due to additional receipts of interest during the first half of 2007 as compared with the same period in 2006 on loans made to GCE in the second quarter of 2006 (£1.5 million). This was partially offset by the receipt of £0.6 million of interest relating to a one-off rates rebate during the first quarter of 2006.

Net cash flow from financing activities

During the second quarter of 2006 the Company made net loans to GCE of US$50.4 million (£27.7 million equivalent cash flows). During the second quarter of 2007 Fibernet Holdings Limited repaid, in full, a £3.6 million loan owing to the Company. See “Relationship with our Parent Company and its Affiliates—Financial Relationships” for more information.

During the six months ended June 30, 2007, repayments under finance leases increased by £1.5 million when compared to the same period in 2006, primarily due to new finance leases taken out in the latter part of 2006 and additional finance lease repayments by Fibernet during the first half of 2007.

Finance Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At June 30, 2007, the total liability under the Network Rail lease was £18.7 million, a decrease in our liability of £1.4 million during the six months ended June 30, 2007. Our other finance leases have a total liability of £13.3 million outstanding and include leases of voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated balance sheets.

Contractual Cash Commitments

During the six months ended June 30, 2007 we entered into equipment purchase obligations that require payments of approximately £10.8 million over the next 5 years.

Item 3. Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and UK Finance Director (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and UK Finance Director have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of June 30, 2007.

Changes in Internal Control over Financial Reporting

During the second quarter of 2007, there were no material changes in our internal control over financial reporting.